New

Rule

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

| ATLAS PACIFIC LTD |

ABN

| 32 009 220 053 |

We (the entity) give ASX the following information.

Part 1 – All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	26,996 (new shares to be issued following conversion of options)
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | New shares rank equally to existing ordinary shares on issue |
| 5 | Issue price or consideration | 30 cents per share |
| 6 | Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets) | Conversion of options
26,996, 30 cent exercise price (14-Oct-02 expiry date) |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 16 August 2002 |

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	82,873,226	Ordinary Shares

---

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	4,823,313	Options (30 cents) Exp 14 October 2002
		180,000	Options (30 cents) Exp 31 December 2002

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25   If the issue is contingent on +security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do +security holders sell their entitlements *in full* through a broker?

31   How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

+ See chapter 19 for defined terms.

| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |

| 33 | +Despatch date | |

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

	Number	+Class
42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43   Payment method (tick one)

☐   Cheque attached

☐   Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐   Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form.   If any information or document not available now, will give it to ASX before +quotation of the +securities begins.   We acknowledge that ASX is relying on the information and documents.   We warrant that they are (will be) true and complete.

Sign here: .... Date: ......20.............
             (Director/Company secretary)

Print name: .... SIMON ADAMS ....

======



ATLAS · PACIFIC · LIMITED
ACN 009 220 053

ORule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ATLAS PACIFIC LTD
ABN	32 009 220 053

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ALEXANDER M. KERR
Date of last notice	6 AUGUST 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	INDIRECT INTEREST
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest	DEVELOPMENT ANALYSIS PTY LTD Director & Shareholder
Date of change	12 AUGUST 2002
No. of securities held prior to change	965,074 Ordinary Shares 1,192,335 Options (Exercisable at 30 cents, expiring 14 October 2002)
Class	Ordinary Shares
Number acquired	15,247
Number disposed	20,000
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3,925.90

6 Rous Head Road, North Fremantle, WA 6159 Australia • PO Box 291, North Fremantle, WA 6159, Australia
TELEPHONE (61) (8) 9336 7955 • FACSIMILE (61) (8) 9336 7966 • WEBSITE http://www.atlaspacific.com.au • EMAIL atlas@tlaspacific.com.au

No. of securities held after change	960,321 Ordinary Shares
	1,192,335 Options (Exercisable at 30 cents, expiring 14 October 2002)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Conversion of Options to Shares

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

SIMON ADAMS
Company Secretary

19 August 2002